Exhibit 23

Consent of Independent Registered Public Accounting Firm

Plan Administrator
United Natural Foods, Inc. Retirement Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-161884) on Form S-8 of United Natural Foods, Inc. of our report dated May 11, 2009, except as to Note 8(d), which is as of September 10, 2009, relating to the statements of net assets available for benefits of the United Natural Foods, Inc. Retirement Plan as of July 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended July 31, 2008, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of July 31, 2008, which report appears in the July 31, 2008 Annual Report on Form 11-K of the United Natural Foods, Inc. Retirement Plan.

/s/ KPMG LLP

Providence, Rhode Island
October 26, 2009